EARLY WARNING REPORT

This report is made pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues and applicable securities legislation.

1.

Name and Address of the Offeror

Paramount Resources Ltd. (“Paramount”)

4700 Bankers Hall West

888 - 3rd Street S.W.

Calgary, Alberta T2P 5C5

2.

The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Paramount Resources Ltd. (TSX:POU) ("Paramount") acquired ownership and control of 3,329,300 Class A shares of Redcliffe Exploration Inc. ("Redcliffe"), representing approximately 2.81% of Redcliffe's current outstanding Class A shares since December 18, 2009, (the date of the last Early Warning Report) through open market acquisitions.  Details of the acquisition are or will be available on SEDI, as required.

As at January 11, 2010, Paramount and Clayton H. Riddell, Paramount’s controlling shareholder, collectively own 23,228,960 Class A shares of Redcliffe, representing approximately 19.60% of Redcliffe’s outstanding Class A shares.  Paramount also owns 57,444 Class B shares of Redcliffe.  If the Class B shares held by Paramount are converted to Class A shares effective January 11, 2010, Paramount and Clayton H. Riddell would collectively own 23,803,400 Class A shares of Redcliffe, representing approximately 19.99% of Redcliffe’s outstanding Class A shares (after giving effect to the conversion.)

3.

The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

As at January 11, 2010, Paramount and Clayton H. Riddell collectively own 23,228,960 Class A shares of Redcliffe, representing approximately 19.60% of Redcliffe’s outstanding Class A shares.  Paramount also owns 57,444 Class B shares of Redcliffe.

If the Class B shares held by Paramount are converted to Class A shares effective January 11, 2010, Paramount and Clayton H. Riddell would collectively own 23,803,400 Class A shares of Redcliffe, representing approximately 19.99% of Redcliffe’s outstanding Class A shares (after giving effect to the conversion.)

4.

The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which:

(a)

the offeror, either alone or together with any joint actors, has ownership and control:

Paramount owns and controls an aggregate of 22,938,960 Class A shares of Redcliffe, representing approximately 19.36% of Redcliffe's outstanding Class A shares.  Assuming the Class B shares held by Paramount are converted to Class A shares effective January 11, 2010, Paramount would own and control an aggregate of 23,513,400 Class A shares of Redcliffe, representing approximately 19.75% of Redcliffe's outstanding Class A shares.

Clayton H. Riddell owns and controls an aggregate of 290,000 Class A shares of Redcliffe representing approximately 0.24% of Redcliffe's outstanding Class A shares.  The issuance of this report is not an admission that Clayton H. Riddell is a joint actor with Paramount.

(b)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not Applicable.

(c)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not Applicable.

5.

The name of the market in which the transaction or occurrence that gave rise to the news release took place and the consideration paid by the offeror for the securities acquired:

The 3,329,300 Class A shares were acquired through open market purchases on the TSXV at a price of $0.41 per share for total consideration of $1,365,013.00.

6.

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Paramount acquired the Class A shares of Redcliffe for investment purposes.

Paramount may from time to time, directly and indirectly, acquire additional Redcliffe Class A or Class B shares or dispose of some or all of the Redcliffe Class A or Class B shares it presently holds, or maintain its current holdings of Redcliffe Class A or Class B shares, respectively.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities:

Paramount acquired all of the 3,329,300 Class A shares in Redcliffe through open market purchases on the TSXV.  Details of the open market purchases are or will be available on SEDAR, as required.

8.

The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103:

Not applicable.

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

Not applicable.

10.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements of Part 4 of National Instrument 62-103:

Not applicable.

DATED this 12th day of January, 2010.

PARAMOUNT RESOURCES LTD.
Per :	Signed « Clayton H. Riddell »	Signed « Clayton H. Riddell »
	Clayton H. Riddell Chief Executive Officer	Clayton H. Riddell